Exhibit 99.1

Kalamba Games and Bragg Gaming Group Expand Agreement to Include Regulated U.S. iGaming Markets

Malta and Toronto, June 30, 2022 Kalamba Games (“Kalamba”) and Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg”) announced today an extension of their existing agreement pursuant to which Kalamba will now distribute a selection of its high-performing slots on Bragg’s Remote Game Server (“RGS”) into regulated markets in the U.S., as well as in Ontario, Canada. The new agreement for content distribution in North American markets will further boost both companies’ growth across key jurisdictions.

Kalamba and Bragg’s ORYX Gaming originally partnered in 2017 through an agreement which resulted in Kalamba launching its popular iGaming content on the ORYX RGS in multiple global markets. Kalamba is one of a select number of hand-picked content development studios with whom Bragg has extended its strategic content licensing deal for distribution in the U.S., covering a selection of games already distributed exclusively via its ORYX Hub delivery platform in Europe.

Hit games from Kalamba including Firedrake's Fortune, Gates of Babylon and Griffin's Quest will be amongst the first titles that are now ready for distribution in the American market. Kalamba’s Asian-inspired titles Monkey God and Huang Jin Shu will also be available, with the theme being hugely popular among U.S. players. Kalamba’s content is now live with over 400 leading operators via its own Bullseye RGS platform as well as via third parties.

The steady regulation and growth of the various U.S. markets in recent years offers Kalamba Games an exciting opportunity to further expand the reach of its portfolio to brand-new audiences and this partnership with Bragg Gaming Group will be pivotal.

Kent Young, President Americas at Bragg Gaming Group, added: “We’ve enjoyed a successful partnership with Kalamba over the last five years as their iGaming content has proven to be in demand with players. We are pleased to now be able to leverage our data-driven insights into player preferences to strategically introduce Kalamba titles to expand the scope of content we offer across North America. These key insights provide us with the confidence that this expanded agreement will be a key driver of our growth strategy to expand our presence with players across the region.”

Andrew Crosby, Chief Commercial Officer at Kalamba Games, said: “We are focused on continuing the incredible growth that we have seen this year and our entry into the regulated markets in the U.S. is a landmark in our expansion.

“The U.S. iGaming market as a whole has been on our radar for some time, as it offers great potential for both ourselves and the industry as a whole. Thanks to our long-standing and successful partnership with Bragg’s ORYX Gaming, we can now bring our premium entertainment and engaging titles to these new audiences for the very first time.”

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For more information on this press please contact Square in the Air on enquiries@squareintheair.com

About Bragg Gaming Group:

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

About Kalamba Games:

Kalamba Games is an innovative slots and casino content supplier to both real money gaming and social casino operators. With offices in Malta and a development studio in Krakow, Poland, its focus is on creating games with proven revenue drivers that ensure commercial success for its partners. It was founded in 2016 by industry veterans with both B2C and B2B experience, as well as a strong desire to bring the best of social casino to the RMG vertical. With a varied portfolio of high-quality products and a growing list of customers, Kalamba is now well on the way to becoming a leading player in the next generation of alternative content suppliers. Find out more here: www.kalambagames.com

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games